EXHIBIT 99.(a)(1)(I)

[communication to be in email format]

Reminder — Offer to Exchange Termination Date is Approaching

Our records indicate that you have not returned an Election Form either accepting or declining NVIDIA’s recent offer to exchange certain of your stock option grants. Whether or not you elect to exchange any of your Eligible Options, you must either mark the “elect” or “do not elect” box next to each of your Eligible Options on the Election Form, sign the Election Form and return it by hand delivery or fax ((408) 486-2577) to Stock Administration.

ALL ELECTION FORMS MUST BE RETURNED NO LATER THAN MIDNIGHT, PACIFIC TIME, ON THURSDAY, OCTOBER 24, 2002. UNLESS THE DEADLINE IS EXTENDED BY NVIDIA, THERE WILL BE NO EXCEPTIONS TO THIS DEADLINE. IF YOU DO NOT RETURN AN ELECTION FORM, NONE OF YOUR ELIGIBLE OPTIONS WILL BE EXCHANGED AND YOUR ELIGIBLE OPTIONS WILL CONTINUE ON CURRENT TERMS.

If you have any questions, please send an email to optionexchange@nvidia.com.